Exhibit 11

Statement Regarding Computation of Per Share Earnings

		For The 40 Weeks
		Period Ended
		October 7, 2007

Earnings	A	$(12,083,808)

Shares	B	993,653
Days Outstanding	C	280
Weighting	B x C = Z	278,222,821

Shares	D	28,567
Days Outstanding	E	6
Weighting	D x E = X	171,400

Total Weighting	Z + X = F	278,394,221
Total Days	G	280

Weighted Average	F/G = H	994,265

EPS	A/H	$(12.15)